Exhibit 4.7

Final Form

ASSET PURCHASE AGREEMENT

BETWEEN

ABACUS INVESTMENT SPV, LLC

as Seller

AND

ABACUS LIFE, INC.

as Purchaser

Dated as of July 5, 2023

TABLE OF CONTENTS

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of July 5, 2023 (the “Agreement”), is between Abacus Investment SPV, LLC, a Delaware limited liability company (“Seller”), and Abacus Life, Inc., a Delaware corporation (formerly, East Resources Acquisition Company) (“Purchaser”). Each of Seller and Purchaser is, individually, a “Party,” and, collectively the “Parties.”

W I T N E S S E T H:

WHEREAS, Seller wishes to sell, transfer and deliver to Purchaser, and Purchaser wishes to purchase from Seller, certain assets, rights, and claims of Seller upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Purchaser has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including issuance and delivery of the Consideration Note (as defined herein) are advisable and in the best interests of the Purchaser and (ii) approved this Agreement and the transactions contemplated hereby, including issuance and delivery of the Consideration Note, upon the terms and subject to the conditions set forth in this Agreement and in the Consideration Note and the SPV Investment Facility applicable thereto; and

WHEREAS, Purchaser wishes to assume, and Seller wishes to have Purchaser assume, certain liabilities of Seller, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, and other valuable consideration, the receipt and adequacy of which is acknowledged by the Parties, and subject to the terms and conditions of this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Certain Definitions.

For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“Aggregate Purchase Price” has the meaning specified in Section 2.5.

“Business Day” means any day other than a Saturday, Sunday or legal holiday or other day on which commercial banking institutions in New York, New York are authorized or obligated by law, regulation, executive order or governmental decree to be closed.

“Change Forms” means the forms provided by the Issuing Insurance Company with respect to a Policy to effect a change of ownership and beneficiary of such Policy.

“Closing” has meaning set forth in Section 3.1.

“Closing Date” means the date of execution of this Agreement.

“Contract” means any written contract, agreement, indenture, note, bond, loan, lease, instrument or other agreement.

“controlled by” and “under common control with” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Expenses” has the meaning set forth in Section 8.2.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Indemnification Claim” has the meaning set forth in Section 8.3.

“Indemnification Cutoff Date” means with respect to any representation or warranty made under this Agreement by the Seller to the Purchaser, the day that is one hundred and eighty (180) days from the Closing Date.

“Insured” means the individual whose life is insured by a Policy.

“Issuing Insurance Company” means, as to any Policy, the insurance company that issued the Policy.

“Knowledge of Seller” or any other similar knowledge qualification with respect to Seller (i) in this Agreement, except for Section 4.4, means the actual knowledge of Seller and (ii) only as used in Section 4.4, means the reasonable knowledge of Seller.

“Law” means any foreign, federal, state, local law, statute, code, ordinance, rule or regulation.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Body.

“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), and including all costs and expenses relating thereto.

“Lien” means any lien (statutory or otherwise), pledge, mortgage, security interest, deed of trust, charge, assignment, hypothecation, title retention, conditional sale, capital lease or other encumbrance on or with respect to any property or interest in property and any preferential arrangement having the practical effect of constituting any of the foregoing with respect to the payment of any obligation with, or from the proceeds of any asset or revenue of any kind.

“Losses” has the meaning set forth in Section 8.2.

“Material Adverse Effect” means a material adverse effect on the value, validity or subsequent salability of Purchased Assets or the Purchased Assets Records or on the ability of Seller to consummate the transactions contemplated by this Agreement in accordance with the terms and conditions of this Agreement.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Paid-Through Date” means the date set forth on Schedule 1 attached hereto relating to such Policy.

“Permit” means any approval, authorization, consent, license, permit or certificate of a Governmental Body.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Policy” means collectively, a life insurance policy as documented and evidenced by all instruments, documents and agreements between the Issuing Insurance Company and the owner setting forth the terms and conditions of the contract of life insurance, including the requirement to pay the death benefit to the beneficiary.

“Purchase Price” means that portion of the Aggregate Purchase Price attributable to an individual Policy as set forth on Schedule I hereto.

“Purchased Assets” means all right, title and interest of Seller in and to the Policies identified on Schedule I to this Agreement, including without limitation all right, title and interest of Seller (i) to collect net death benefits from the related Issuing Insurance Company, (ii) to proceeds of Policy loans or withdrawals post-purchase, (iii) to proceed against any state guarantee fund and other property and interests in property related thereto, (iv) to all monies due and to become due in respect of any of the foregoing, (v) under the Underlying Agreements, and (vi) all proceeds and products of the foregoing in whatever form received.

“Purchased Assets Records” means all agreements, data, information and records, including without limitation Underlying Agreements, directly or indirectly relating to any of the Purchased Assets in the possession or control of Seller or in the possession or control of another Person pursuant to any agreement or arrangement between Seller and such other Person.

“Securities Act” has the meaning set forth in Section 5.10.

“Securities Intermediary” means Wells Fargo Bank, National Association in its capacity as current securities intermediary for both Parties and as respects the Seller’s beneficial ownership of the Policies.

“Seller Indemnified Parties” has the meaning set forth in Section 8.2.

“SPV Purchase and Sale Note” means the promissory note in the original principal amount equal to $10,000,000 deemed to be issued under the SPV Investment Facility in connection with the purchase and sale transaction contemplated by this Agreement, as amended, restated, supplemented or otherwise modified from time to time.

“SPV Investment Facility” means that certain SPV Investment Facility, dated as of July 5, 2023, between Abacus Life, Inc., as borrower, and Abacus Investment SPV, LLC, as lender, as amended, restated, supplemented or otherwise modified from time to time.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other business entity of which an aggregate of fifty percent (50%) or more of the outstanding voting stock is, at the time, directly or indirectly, owned or controlled by such Person or one or more Subsidiaries of such Person; provided, that, for the purposes of this Agreement, the Parties hereto are not to be deemed Subsidiaries of one another.

“Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i).

“Underlying Agreement” means each agreement or Contract pursuant to which ownership of, or any right in, to or under, any interests in a Purchased Asset was purchased or otherwise acquired by Seller.

Section 1.2. Other Definitional and Interpretive Matters.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(ii) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(iii) Herein. Words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(iv) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(b) The Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement, nor shall the rule of construction “contra proferentem” or any similar rule requiring construction against the drafter of an agreement be applied in construing this Agreement.

ARTICLE II

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

Section 2.1. Purchase and Sale of Purchased Assets.

(a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchaser shall purchase, acquire and accept from Seller, and Seller shall sell, transfer, assign, convey, set over and deliver to Purchaser:

(i) all of Seller’s right, title and interest under each Policy collectively constituting the Purchased Assets;

(ii) all claims, causes of action, defenses and rights of offset or counterclaim against a third party, relating to or in connection with any of the Purchased Assets (except any such claims, causes of action, defenses, and rights and counterclaims against Purchaser arising from or related to this Agreement); and

(iii) all of Seller’s right, title and interest under each of the Purchased Assets Records.

(b) For the avoidance of any doubt, the purchase and sale hereunder:

(i) will include death benefits and other monies or proceeds under any Purchased Asset if the Insured thereunder dies after the Closing Date; and

(ii) will not include death benefits and other monies or proceeds under any Purchased Asset if the Insured thereunder dies on or before the Closing Date.

Section 2.2. Assumption of Liabilities. Upon the terms and subject to the conditions of this Agreement, Purchaser shall and hereby does irrevocably assume, effective as of the Closing Date (and from and after the Closing, Purchaser shall pay, perform and discharge when due) (a) all obligations, liabilities and commitments arising after Closing and relating to or otherwise in any way in respect of the Purchased Assets and (b) all liabilities, obligations and commitments for Taxes arising out of or relating to or in respect of the Purchased Assets (including all taxes in connection with the transfer of the Purchased Assets to Purchaser).

Section 2.3. Further Assurances regarding Purchased Assets. From time to time following the Closing, Seller and Purchaser shall execute, acknowledge and deliver all such further conveyances, notices and instruments, and shall take such further actions, as may be reasonably necessary or appropriate to assure fully to Purchaser and its respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to Purchaser under this Agreement and to otherwise make effective the transactions contemplated hereby and thereby.

Section 2.4. Delivery of Purchased Assets Records. Within five (5) Business Days after the Closing Date, Seller shall deliver all the Purchased Assets Records as directed by Purchaser.

Section 2.5. Consideration. The aggregate consideration to be paid by Purchaser for the Purchased Assets shall consist of a promissory note to be in the form of the SPV Purchase and Sale Note deemed issued under the SPV Investment Facility (the “Consideration Note”), in an original principal amount equal to $10,000,000.00 (the “Aggregate Purchase Price”). The portion of the Aggregate Purchase Price allocated to each Policy is set forth on Schedule I attached hereto. It is understood and agreed that the terms of Purchaser’s payment and repayment under the Consideration Note shall be governed by such Consideration Note, the SPV Investment Facility and any other applicable documentation entered into in connection with the SPV Investment Facility and the transactions contemplated thereby from time to time (including, without limitation, any subordination agreement or similar agreement applicable thereto).

Section 2.6. Payment of Purchase Price. Purchaser shall issue and deliver the Consideration Note in accordance with Section 3.2(c).

ARTICLE III

CLOSING AND TERMINATION

Section 3.1. Closing. The closing of the purchase and sale of the Purchased Assets (and the corresponding Purchased Assets Records) provided for in Article II hereof (the “Closing”) shall take place on the Closing Date. The Closing shall be deemed effective as of 12:00 a.m. New York, New York time on the Closing Date.

Section 3.2. Closing Procedures. On the Closing Date:

(a) Purchaser and Seller shall each execute this Agreement; and

(b) Seller shall deliver to purchaser the following, in order: (i) Seller shall deliver to Securities Intermediary, as its securities intermediary the necessary documentation (i.e., an entitlement order or other operative document) directing Securities Intermediary to debit the Purchased Assets from the Seller’s account and (ii) Seller shall deliver executed Change Forms to Purchaser.

(c) Purchaser shall issue and deliver, upon its receipt of the items set forth in Section 3.2(b)(i) and Section 3.2(b)(ii) above, the Consideration Note to Seller (and, following such issuance and delivery, the Consideration Note and the SPV Investment Facility shall be effective substantially concurrently therewith).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser that, to the Knowledge of Seller:

Section 4.1. Organization and Good Standing. Seller is a limited liability company, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted. Seller is duly qualified or authorized to do business in each jurisdiction in which the nature of its business makes such qualification or authorization necessary, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have a Material Adverse Effect.

Section 4.2. Authority, Execution and Delivery, Enforceability. Seller has all necessary power and authority to enter into this Agreement, to perform its obligations under this Agreement and to complete the transactions contemplated by this Agreement. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized. This Agreement have been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by each other party, constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.3. No Conflicts, Consents.

(a) The execution and delivery by Seller of this Agreement does not, and the consummation by Seller of the transactions contemplated by this Agreement will not, (i) conflict with or violate the certificate of trust, trust agreement or other organizational document of Seller, (ii) conflict with or violate any applicable Law or Order of any Governmental Body applicable to Seller or the Purchased Assets or (iii) breach or constitute a default under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any benefit under, or the creation of a Lien on any Policy, except where the conflict, violation, breach, default, termination, amendment, acceleration or cancellation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) The execution, delivery and performance by Seller of this Agreement and Seller’s consummation of the transactions contemplated in this Agreement does not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Body, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not reasonably be expected to have a Material Adverse Effect.

Section 4.4. Sufficiency of Title; Right to Sell. Seller has good and marketable title to, and is, together with and through its Securities Intermediary, the lawful owner of, and has the full right to sell, convey, transfer, assign and deliver the Purchased Assets free and clear of all encumbrances and:

(a) Each Policy collectively constituting the Purchased Assets was applied for, issued and delivered in compliance with all applicable Laws and Orders. Each transfer of a direct or indirect interest in each Policy prior to the Seller’s acquisition of each such Policy complied with all applicable Laws and Orders. The Seller acquired each such Policy in compliance with all applicable Laws and Orders.

(b) Each such Policy was acquired by Seller without any agreement, understanding or other arrangement (whether written or oral) to acquire such Policy (or any interest therein) for the benefit of, or to transfer such Policy (or any interest therein) to any Person not having an insurable interest in the life of each Insured under such Policy.

(c) There was no misrepresentation or fraud by any Insured, prior seller or other Person (including any insurance agent, broker, producer or any other Person whatsoever) in connection with the application for, or the procurement of, such Policy or in connection with any previous sale or financing of any direct or indirect interest in such Policy. Neither Seller nor any Affiliate thereof, nor any servicer retained by the Seller or custodian in respect of such Policy, has received any notice or other communication from the applicable Issuing Insurance Company or other Person alleging any such misrepresentation or fraud or otherwise relating to the possibility of there having occurred any such misrepresentation or fraud.

Section 4.5. Premiums; Litigation; Consent.

(a) (i) The insurance premiums and other amounts required to be paid in order to keep each Policy collectively constituting the Purchased Assets in force through the Paid-Through Date for such each such Policy in Schedule I attached hereto have been paid in full; (ii) no such Policy has been the subject of a valid lapse notice since the date such Policy was purchased by Seller; (iii) no such Policy is in a grace period as of the date hereof; and (iv) no insurance company has sought to rescind, invalidate, terminate or contest any such Policy.

(b) There are no Legal Proceedings, pending or threatened, to which Seller is a party before any Governmental Body, that, directly or indirectly, relate to the Purchased Assets (i) asserting the invalidity of this Agreement, (ii) seeking to prevent the consummation of the transactions contemplated by this Agreement or (iii) seeking any determination or ruling that would reasonably be expected to have a Material Adverse Effect. Seller is not subject to any Order that would reasonably be expected to have a Material Adverse Effect.

(c) Seller has not received any written notice that any Policy collectively constituting the Purchased Assets is not in compliance with applicable Laws and Orders, except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect.

(d) Neither the Seller nor any servicer retained by the Seller or the custodian in respect of such Policy has received any notice prior to the Closing Date in respect of such Policy that the related Issuing Insurance Company has or intends to raise the cost of insurance or other charges or expenses related to such Policy nor is the Seller aware of any intent of such Issuing Insurance Company to raise the cost of insurance or other charges or expenses related to such Policy.

(e) The Seller, nor any Affiliate thereof, nor any servicer retained by the Seller or custodian in respect of such Policy, has received any notice from an Issuing Insurance Company contesting the validity of such Policy, including any notice of: (1) the rescission, termination, voidance or cancellation of such Policy, or (2) the lapse of such Policy, in each case since the original date of issuance of such Policy.

Section 4.6. Diligence Materials. Seller has made available to Purchaser, to the extent requested by Purchaser, copies of the original closing binder for each Purchased Asset, medical files for each Insured, life expectancy estimates, recently obtained Policy illustrations and verification of coverage for each Purchased Asset, copies of recently obtained annual statements for each Purchased Asset and each Underlying Agreement.

Section 4.7. Disclaimer of Seller, no Seller Indemnity.

(a) Except as set forth in this Article IV, none of Seller, any of its Affiliates, any of its Subsidiaries, or any Person (including agents, directors, employees, officers and representatives) associated with Seller or any of its Affiliates or Subsidiaries makes, will make or has made any representation or warranty, express or implied, at law or in equity, whether written or oral, in respect of Seller or any of the Purchased Assets, the Purchased Assets Records, or the transactions contemplated by this Agreement. All other representations and warranties are hereby expressly disclaimed.

(b) None of Seller, any of its Affiliates, any of its Subsidiaries, or any Person (including agents, directors, employees, officers and representatives) associated with Seller or any of its Affiliates or Subsidiaries will have or be subject to any liability or indemnification obligation to Purchaser, any of its Affiliates, any of its Subsidiaries, or any Person (including agents, directors, employees, officers and representatives) associated with Purchaser or any of its Affiliates or Subsidiaries resulting from the distribution to Purchaser, any of its Affiliates or

Subsidiaries, or any Person (including agents, directors, employees, officers and representatives) associated with Purchaser or any of its Affiliates or Subsidiaries, and use of any information relating to the Purchased Assets or the Purchased Assets Records, including any information, documents or materials made available to Purchaser, any of its Affiliates, any of its Subsidiaries, or any Person (including agents, directors, employees, officers and representatives) associated with Purchaser, any of its Affiliates or any of its Subsidiaries, in any form in expectation of the transactions contemplated by this Agreement.

Section 4.8. Broker, Finder or Investment Banker. Neither Seller nor any employees or agents thereof, have entered into any arrangements pursuant to which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Seller in connection with the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller that:

Section 5.1. Organization and Good Standing. Purchaser is a corporation, duly organized, validly existing and in good standing under the laws of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Purchaser is duly qualified or authorized to do business in each jurisdiction in which the nature of its business makes such qualification necessary.

Section 5.2. Authority, Execution and Delivery, Enforceability. Purchaser has all necessary corporate power and authority to enter into this Agreement, and to perform its obligations under this Agreement and to complete the transactions contemplated by this Agreement. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized. This Agreement have been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by each other Party, constitutes legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 5.3. No Conflicts; Consents.

(a) The execution and delivery by Purchaser of this Agreement does not, and the consummation by Purchaser of the transactions contemplated by this Agreement will not, (i) conflict with or violate the certificate of incorporation, bylaws or other organizational document of Purchaser, (ii) conflict with or violate any applicable Law or Order of any Governmental Body applicable to Purchaser, any of its Affiliates or any of its Subsidiaries, or (iii) breach or constitute a default under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract or Permit to which Purchaser, any of its Affiliates or any of its Subsidiaries is a party or by which Purchaser, any of its Affiliates or any of its Subsidiaries or any of their respective properties or assets are bound.

(b) The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated in this Agreement by Purchaser does not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Body.

Section 5.4. Litigation. There are no Legal Proceedings (a) pending or threatened against Purchaser or any of its Affiliates or Subsidiaries or (b) to which Purchaser or any of its Affiliates or Subsidiaries is otherwise a party before any Governmental Body, which, in either case, if adversely determined, would reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated in this Agreement. None of Purchaser, any of its Affiliates or any if its Subsidiaries is subject to any Order of any Governmental Body except to the extent the same would not reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated in this Agreement.

Section 5.5. SPV Purchase and Sale Note; SPV Investment Facility. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement and the deemed issuance of the SPV Purchase and Sale Note under the SPV Investment Facility, no default or event of default (however denominated) shall have occurred and be continuing under the SPV Investment Facility. Each of the SPV Purchase and Sale Note and the SPV Investment Facility constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, in each case, except as enforceability may be limited by applicable domestic or foreign bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

Section 5.6. Solvency.

(a) Immediately after giving effect to the consummation of the transactions contemplated by this Agreement:

(i) Purchaser will be able to pay its debts and obligations in the ordinary course of business as they become due; and

(ii) Purchaser will have adequate capital to carry on its businesses and all businesses in which it is about to engage.

(b) In completing the transactions contemplated by this Agreement, Purchaser does not intend to hinder, delay or defraud any present or future creditors of Purchaser or Seller.

Section 5.7. Licenses. Purchaser has obtained all Permits and is otherwise licensed and qualified in all jurisdictions necessary to acquire and own the Purchased Assets and the Purchased Assets Records in accordance with all applicable requirements of Law.

Section 5.8. Independent Investigation. Purchaser regularly engages in the business of purchasing and selling life insurance policies, is a sophisticated purchaser of assets like the Purchased Assets, and acknowledges that, at the Closing, Purchaser, its Affiliates, its Subsidiaries, and any Person (including agents, directors, employees, officers and representatives) associated with Purchaser, its Affiliates, and its Subsidiaries will have had sufficient opportunity to conduct and will have conducted to their respective satisfaction their own independent investigation of the Purchased Assets and to request from Seller any information or documents that Purchaser desired to review in connection herewith, all of which were provided to Purchaser. In entering into this Agreement and consummating the transactions contemplated herein, Purchaser has relied solely on the results of its independent investigation, knowledge and experience.

Section 5.9. Non-Reliance. Purchaser accepts the Purchased Assets as is, with all faults, and agrees that it is purchasing them solely in reliance on its own investigation and analysis of the Purchased Assets and those warranties and representations of Seller expressly set forth in this Agreement. Purchaser represents and warrants that neither Seller nor any of its Affiliates, Subsidiaries, or Persons (including agents, directors, employees, officers and representatives) associated with Seller or any of its Affiliates or Subsidiaries, has made (and Purchaser has not relied upon) any representation or warranty concerning the Purchased Assets or the life expectancy of any Insured thereunder that is not set forth in Article V of this Agreement. In addition, Purchaser has not relied on Seller or any of its Affiliates or Subsidiaries, or any Person (including agents, directors, employees, officers and representatives) associated with Seller or any of its Affiliates or Subsidiaries, with respect to any matter in connection with its evaluation of the Purchased Assets and its consummation of the transactions contemplated by this Agreement, other than the representations and warranties of Seller specifically set forth in Article V hereof.

Section 5.10. Status. Purchaser is, or if Purchaser is acting as a licensed Policy provider on behalf of a disclosed equity source, then such equity source is, a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or an institutional “accredited investor” as defined in Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act with assets of at least $50,000,000.

Section 5.11. Expertise. The Purchaser, alone or with its advisors, has all knowledge and experience in financial, legal, and business matters necessary to enable it to evaluate and understand the merits and risks of a purchase of the Purchased Assets and the terms and conditions of this Agreement. The Purchaser has consulted with its own attorneys, accountants and financial advisors about the legal and tax consequences and the legal and financial risks and merits of entering into this Agreement and acquiring the Purchased Assets. Purchaser has requested from Seller any information and documents it requires in connection with its evaluation of the Purchased Assets and acknowledges that Seller has provided all requested information and documents.

Section 5.12. Ability to Bear Economic Risk; Suitability. The Purchaser (i) can bear the economic risks of a purchase of the Purchased Assets; (ii) has adequate means of providing for its current needs and possible contingencies; and (iii) has no need for liquidity of its funds and/or the Purchased Assets. The Purchaser acknowledges that the Seller is making no representation or warranty with respect to the accuracy of the life expectancy(ies) provided on any Purchased Assets or the methodology or reputation of the life expectancy provider(s) or the enforceability or validity of any Purchased Asset. The Purchaser made its own judgment on the reasonableness of any life expectancy(ies). The Purchaser relied exclusively on its own credit analysis and has independently and without reliance upon the Seller, made its own analysis to enter into this Agreement, as applicable, and the Purchaser made its own determination as to the enforceability of each Purchased Asset based upon review of the applicable verifications of coverage. The Purchaser independently determined the elements and formulas used in its pricing process and methodology, and the criteria and requirements of its Policy purchasing decisions, which determinations and decisions are made by the Purchaser based on its own analysis without the involvement of or participation by the Seller. The Seller is not responsible for any calculations made or procedures used by the Purchaser in deciding to purchase or in determining the price to be paid for any Purchased Asset.

Section 5.13. Patriot Act. Neither the Purchaser nor any Person affiliated with the Purchaser or that makes funds available to Purchaser or any Affiliate of the Purchaser in order to allow the Purchaser to fulfill its obligations under this Agreement or the transactions contemplated hereby or for the purpose of funding the investment in the Purchaser is: (A) a person listed in the Annex to Executive Order No. 13224 (2001) issued by the President of the United States (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), (B) named on the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control, (C) a non-U.S. shell bank, (D) a senior non-U.S. political figure or an immediate family member or close associate of such figure, or (E) otherwise prohibited from investing in the Purchaser pursuant to applicable U.S. anti-money laundering, anti-terrorist and asset control laws, regulations, rules or orders. The Purchaser will use all reasonable efforts to ensure that funds to be used to purchase Purchased Assets by the Purchaser are not derived from illegal sources and shall complete and execute such documents and comply with the requests of the Seller regarding its compliance with the USA PATRIOT Act or any other Laws.

Section 5.14. Misrepresentations of Others. The Purchaser agrees that neither Seller nor any of its Affiliates and Subsidiaries, nor any of its or their respective employees, directors, officers, agents, consultants or contractors, shall be liable for any damages due to or arising out of any misrepresentations made by the Insured, the Insured’s physician, or the Issuing Insurance Company that are not known to be misrepresentations by Seller on the Closing Date.

Section 5.15. No Commissions Owed. Purchaser has not engaged any broker or representative with respect to the transactions contemplated hereunder and no broker or representative will be entitled to any commission or other payment with respect thereto.

ARTICLE VI

COVENANTS

Section 6.1. Access to Information. Seller agrees that, prior to the Closing Date, Purchaser shall be entitled, through its officers, employees and representatives (including, without limitation, its legal advisors and accountants), to make such investigation and examination of the Purchased Assets Records as it reasonably requests and to make extracts and copies of such books and records. Any such investigation and examination shall be conducted during regular business hours and at a mutually agreeable time and under reasonable circumstances and shall be subject to all applicable restrictions under applicable Law; provided, however, that Purchaser and its officers, employees and representatives (including, without limitation, its legal advisors and accountants) shall not interfere with the normal business operations of Seller when it makes such books and records available. Notwithstanding anything herein to the contrary, no such investigation or examination shall be permitted to the extent that it would require Seller to disclose information subject to attorney-client privilege or conflict with any confidentiality obligations to which Seller is bound.

Section 6.2. Forwarding of Communications and Proceeds.

(a) If, following the Closing, Purchaser, Purchaser’s Securities Intermediary, any of their Affiliates, or their respective employees, agents or representatives receive notice that any Insured under a Purchased Asset died on or before the Closing Date, Purchaser shall (within three (3) Business Days following receipt of such notice) deliver such notice to Seller. Following the Closing and subject to Section 2.1(b)(ii) above, if Purchaser, Purchaser’s Securities Intermediary, any of their Affiliates, or their respective employees, agents or representatives at any time receives any written communications or cash, checks or other instruments relating to the Purchased Assets (including, for the avoidance of doubt, death benefits), then Purchaser shall, or shall cause such recipients to, (i) segregate and hold such payments in trust solely for the benefit of Seller and (ii) promptly upon receipt (and in any event within five (5) Business Days following receipt) remit all such communications, cash, checks and instruments, duly endorsed or with duly executed instruments of transfer, to Seller or Seller’s designee. Purchaser shall, within five (5) Business Days following receipt thereof by Purchaser, Purchaser’s Securities Intermediary, any of their Affiliates, or their respective employees, agents or representatives, deliver to Seller a copy of any written notice received from any Governmental Body or other Person alleging any violation of Law or Order.

(b) If on any day after the Closing Date, Seller, Seller’s Securities Intermediary, any of their Affiliates, or their respective employees, agents or representatives receives notice that any Insured under a Purchased Asset died after the Closing Date, Seller shall (within three (3) Business Days following receipt of such notice) deliver such notice to Purchaser. Following the Closing and subject to Section 2.1(b)(i) above, if Seller or any of its Affiliates, employees, agents or representatives at any time receives any written communications or cash, checks or other instruments relating to the Purchased Assets (including, for the avoidance of doubt, death benefits), then Seller shall, or shall cause such recipients to, (i) segregate and hold such payments in trust for Purchaser and (ii) promptly upon receipt (and in any event within five (5) Business Days following receipt) remit all such communications, cash, checks and instruments, duly endorsed or with duly executed instruments of transfer, to Purchaser or Purchaser’s agents or representatives. Seller shall (within five (5) Business Days following receipt thereof by Seller or any of its Affiliates, employees, agents or representatives) deliver to Purchaser a copy of any written notice received from any Governmental Body or other Person alleging any violation of Law or Order.

Section 6.3. Further Assurances. Each of Seller and Purchaser shall use its commercially reasonable efforts to (a) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (b) cause the fulfillment of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement prior to the Closing Date.

Section 6.4. Further Covenants of Purchaser.

(a) Protection of Insureds’ Private Information. The Purchaser shall not disclose any Insured’s name, address, zip code, telephone number, date of birth, social security number, driver’s license number or other personally identifiable information to any Person other than a Person having a reasonable need for such information in the ordinary course of such Person’s employment or profession in order to (a) effect or perform an agreement for or related to the purchase or sale of the applicable Insured’s Policy or any interest therein, (b) respond to any investigation or examination by any governmental officer or agency, (c) permit any funding entity, financing entity, related provider trust or special purpose entity to finance any purchase or sale of such Policy or any interest therein, (d) make contacts for the purpose of determining the health status of an Insured, or (e) facilitate the exercise of rights of ownership, maintain and administer such Policy, make any claim for benefits under such Policy and otherwise protect the rights and interests of the owners and beneficiaries of such Policy.

(b) Tracking Activities. The Purchaser acknowledges that in certain jurisdictions the monitoring or tracking of the health status of the Insureds (“Tracking Activities”) is a licensed activity. This Agreement does not provide for any Tracking Activities or other post-purchase services to be provided by the Seller to the Purchaser. The Purchaser knowingly and voluntarily accepts all responsibility for and any and all risk of loss or liability associated with the performance of, and any lack of or inability to perform, Tracking Activities following purchase of any Purchased Asset hereunder. The Purchaser warrants and represents that it is a licensed life settlement provider in a number of states and that (i) it will comply with all laws of states in which the original viators/owners were resident or domiciled and (ii) it will use the least intrusive methods reasonably required, in tracking the life of any Insured.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1. Conditions Precedent to Obligations of Purchaser. Subject to Section 7.3(a) below, the obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):

(a) The representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects at and as of the Closing Date, as though made on the Closing Date, except to the extent such representations and warranties relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

(b) Seller shall have performed and complied in all material respects with all obligations, covenants and agreements required in this Agreement to be performed or complied with by Seller at or prior to the Closing; and

(c) Seller shall have obtained all internal approvals needed by it to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement.

Section 7.2. Conditions Precedent to Obligations of Seller. Subject to Section 7.3(b) below, the obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by applicable Law):the representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all material respects, at and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties relate to an earlier date (in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

(b) Purchaser shall have performed and complied in all material respects with all obligations, covenants and agreements required by this Agreement to be performed or complied with by Purchaser at or prior to the Closing;

(c) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, or which would reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement in accordance with the terms and conditions of this Agreement; and

(d) Purchaser shall have issued and delivered the Consideration Note in accordance with Section 3.2(c), and the SPV Investment Facility governing the Consideration Note shall become effective substantially concurrently with the consummation of the transactions contemplated by this Agreement.

Section 7.3. Frustration of Closing Conditions.

(a) Purchaser may not rely on the failure of Seller to satisfy any condition under Section 7.1 if such failure on the part of Seller was caused by Purchaser’s failure to comply with any provision of this Agreement; and

(b) Seller may not rely on the failure of Purchaser to satisfy any condition under Section 7.2 if such failure on the part of Purchaser was caused by Seller’s failure to comply with any provision of this Agreement.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. Survival of Representations and Warranties. The representations and warranties of the Parties contained in this Agreement shall survive the Closing for a period of one hundred and eighty (180) days and claims may be asserted only within the Indemnification Cutoff Date with respect thereto to the extent permitted by this Article VIII.

Section 8.2. Indemnification. Subject to Section 8.1, Purchaser hereby agrees to indemnify and hold Seller and its directors, officers, employees, Affiliates, Subsidiaries, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) harmless from and against (a) any and all costs, expenses, losses, liabilities, obligations and damages (individually, a “Loss” and, collectively, “Losses”) to the extent based upon or arising from any material breach of any of the representations, warranties, covenants or agreements made by Purchaser in this Agreement and (b) any and all notices, actions, suits, proceedings, claims, demands, assessments, judgments, costs, penalties and expenses, including attorneys’ and other professionals’ fees and disbursements (collectively, “Expenses”) related or incident to any and all Losses with respect to which indemnification is provided hereunder; provided that Purchaser shall not be required to indemnify or hold harmless any Seller Indemnified Party to the extent such Losses or Expenses result from the fraud, gross negligence or willful misconduct of a Seller Indemnified Party.

Section 8.3. Indemnification Procedures.

(a) In the event that any claim or demand shall be asserted by any Person in respect of which payment may be sought under Section 8.2 hereof (regardless of the limitations set forth in Section 8.4) (an “Indemnification Claim”), the relevant Seller Indemnified Party shall reasonably and promptly (but in no event later than thirty (30) days after such payment shall be due from the relevant Seller Indemnified Party) cause written notice of the assertion of any Indemnification Claim of which it has knowledge which is covered by this indemnity to be forwarded to Purchaser. Purchaser shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the relevant Seller Indemnified Party, and to defend against, negotiate, settle or otherwise deal with any Indemnification Claim. If Purchaser elects to defend against, negotiate, settle or otherwise deal with any Indemnification Claim, it shall within thirty (30) days (or sooner, if the nature of the Indemnification Claim so requires) notify the relevant Seller Indemnified Party of its intent to do so. If Purchaser elects not to defend against, negotiate, settle or otherwise deal with any Indemnification Claim, the relevant Seller Indemnified Party may defend against, negotiate, settle or otherwise deal with such Indemnification Claim. If Purchaser shall assume the defense of any Indemnification Claim, the relevant Seller Indemnified Party may participate, at his or its own expense, in the defense of such Indemnification Claim; provided, however, that such Seller Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of Purchaser if (i) so requested by Purchaser to participate or (ii) in the reasonable opinion of counsel to such Seller Indemnified Party, a conflict or potential conflict exists between Purchaser and such Seller Indemnified Party that would make such separate representation advisable. The Parties shall cooperate fully with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim. Notwithstanding anything in this Section 8.3 to the contrary, Purchaser shall not, without the written consent of the relevant Seller Indemnified Party, settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment unless the claimant and Purchaser provide to such Seller Indemnified Party an unqualified release from all liability in respect of the Indemnification Claim. Notwithstanding the foregoing, if a settlement offer solely for money damages is made by the applicable third party claimant and Purchaser notifies the relevant Seller Indemnified Party in writing of Purchaser’s willingness to accept the settlement offer and, subject to the applicable limitations of Section 8.4, pay the amount called for by such offer, and such Seller Indemnified Party declines to accept such offer, such Seller Indemnified Party may continue to contest such Indemnification Claim and the amount of any ultimate liability with respect to such Indemnification Claim that Purchaser has an obligation to pay hereunder shall be the aggregate Losses of such Seller Indemnified Party with respect to such Indemnification Claim. If Purchaser makes any payment on any Indemnification Claim, Purchaser shall be subrogated, to the extent of such payment, to all rights and remedies of the relevant Seller Indemnified Party to any insurance benefits or other claims of such Seller Indemnified Party with respect to such Indemnification Claim.

(b) After any final decision, judgment or award shall have been rendered by a Governmental Body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the relevant Seller Indemnified Party and Purchaser shall have arrived at a mutually binding agreement with respect to an Indemnification Claim hereunder, such Seller Indemnified Party shall forward to Purchaser notice of any sums due and owing by Purchaser pursuant to this Agreement with respect to such matter.

Section 8.4. Calculation of Losses. The amount of any Losses for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered or recoverable by the Seller Indemnified Party under insurance policies or otherwise with respect to such Losses (with such recovered or recoverable amounts being net of any Tax or expenses incurred in connection with such recovery).

Section 8.5. Tax Treatment of Indemnity Payments. Unless otherwise required by applicable Law, Seller and Purchaser agree to treat any indemnity payment made pursuant to this Article VIII as an adjustment to the Purchase Price for federal, state, local and foreign income tax purposes.

ARTICLE IX

MISCELLANEOUS

Section 9.1. Expenses; Taxes. Subject to Section 2.2, each of Seller and Purchaser shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby. Purchaser shall be responsible for (and shall indemnify and hold harmless Seller against) all transfer, excise, value added, use, documentary and other taxes that are payable by reason of the sale, transfer and assignment contemplated by this Agreement (other than taxes measured by or with respect to income imposed on Seller).

Section 9.2. Successors and Assigns; Benefits. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties hereto. Nothing in this Agreement, express or implied, is intended to, or shall, confer on any Person other than any of the Parties hereto, any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided, that the provisions of Article VIII shall inure to the benefit of the Seller Indemnified Parties.

Section 9.3. Arbitration. Any dispute arising out of or relating to this Agreement, including its formation, shall be referred to arbitration. Arbitration shall be initiated by the delivery, by mail, facsimile or other reliable means, of a written demand for arbitration by one party to the other. The arbitration shall be held in New York, New York or such other place as the Parties may mutually agree, pursuant to the Commercial Arbitration Rules of the American Arbitration Association in effect at the time of any arbitration hereunder. Any arbitration shall be conducted before a three person arbitration panel selected in accordance with such rules. The decision of a majority of the arbitration panel shall be final and binding. The arbitration panel shall render its award in writing and either party may request a reasoned decision. Judgment upon the award may be entered in any court having jurisdiction to do so. Each party shall pay an equal share of the fees and expenses of the arbitrators and of the other expenses of the arbitration.

Section 9.4. Entire Agreement; Amendment; Waiver; Remedies Cumulative. This Agreement (including the schedules and exhibits hereto) represents the entire understanding and agreement between the Parties hereto with respect to the subject matter hereof. This Agreement may only be modified, amended or waived by a writing signed by the Parties hereto (or, in the case of a waiver, signed by the party from whom such waiver is sought). No failure to exercise, and no delay in exercising, any right, remedy, power or privilege on the part of any party under this Agreement shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege under this Agreement, preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges provided under this Agreement are, except as otherwise specifically provided herein, cumulative and not exclusive of any rights, remedies, powers and privileges provided by law. The waiver by any party hereto of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 9.5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts-of-laws.

Section 9.6. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by facsimile (with written confirmation of transmission), (c) when sent by email (with written confirmation of delivery) or (d) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses, facsimile numbers or email addresses (or to such other address, facsimile number or email address as a party may have specified by notice given to the other party pursuant to this provision):

If to Seller, to:

Abacus Investment SPV, LLC

2101 Park Center Drive, Suite 170

Orlando, FL 32835

Attn: Dani Theobald

Phone: (407) 988-1476

Email: dani@abacuslife.com

If to Purchaser, to:

Abacus Life, Inc.

2101 Park Center Drive, Suite 170

Orlando, FL 32835

Attn: Jay Jackson

Phone: (800) 561-4148

Email: jay@abacuslife.com

Section 9.7. Severability. If any term or other provision of this Agreement is held by a Governmental Body or arbitrator to be invalid, illegal, or incapable of being enforced due to any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.8. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either Seller or Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void. No assignment of any obligations hereunder shall relieve the Parties hereto of any such obligations. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

Section 9.9. Limited Recourse.

(a) Each Party acknowledges that, notwithstanding anything to the contrary herein, (i) this Agreement relates to the assets of the Purchaser and the Seller only and not to the assets of any Affiliate or representative of the Purchaser or the Seller and (ii) that it will only have recourse hereunder to the assets of the Purchaser or the Seller, as applicable, and will not have any recourse whatsoever to the assets of any Affiliates or Representative of the Purchaser or the Seller in order to satisfy obligations of the Purchaser or the Seller (as the case may be).

(b) No Party to this Agreement shall seek, whether in any proceedings or by any other means whatsoever or where-so-ever, to have recourse to any assets of any Affiliate or representative of the other party in the discharge of all or any part of a liability which was not incurred on behalf of that Affiliate or representative.

(c) No Party to this Agreement, nor anyone acting on behalf of such Party, shall be entitled to institute, or join any other person in bringing, instituting or joining, insolvency, bankruptcy, examinership or analogous proceedings (whether court-based or otherwise) in relation to the other Party, nor shall any of them have any claim in respect of any other assets of the other Party except as specifically provided by this Agreement. The obligations of each Party hereunder are solely the corporate obligations of such Party. No recourse shall be had for the payment of any amount owing by a Party under or in connection with this Agreement, or for the payment by a Party of any other obligation or claim of or against a Party arising out of or based on this Agreement, against any shareholder, employee, officer, director or agent or Affiliate of such Party.

(d) The provisions of this Section 9.9 shall survive the expiration or termination of this Agreement.

Section 9.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Delivery of a signed counterpart by .pdf or facsimile shall be effective as an original.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

ABACUS INVESTMENT SPV, LLC, as Seller
By:	EAST ASSET MANAGEMENT, LLC, its
Managing Member

By:	/s/ Gary Hagerman, Jr.
Name: Gary Hagerman, Jr.
Title: Chief Financial Officer and Treasurer

ABACUS LIFE, INC., as Purchaser

By:	/s/ Jay Jackson
Name: Jay Jackson
Title: Chief Executive Officer

[Signature Page to Purchase and Sale Agreement]

SCHEDULE I

Purchased Assets

See attached